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07024481

RECEIVED
2007 JUN 19 A 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

June 15, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Attention: Mary Cascio

RE: Wolters Kluwer N.V.: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 File No. 82-2683

Dear Ms. Cascio:

On behalf of Wolters Kluwer N.V. (the "Company"), and in connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find attached a copy of the two (2) press releases issued by the Company on June 15, 2007.

This information is being furnished under paragraph (b)(1)(i) of Rule 12g3-2 under the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at 212-735-2588 or Maarten Thompson of the Company at +31 20 60 70 400 if you have any questions regarding the enclosures.

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

Robert M. Chilstrom /M.J./

Robert M. Chilstrom

Dlw 6/19

cc: Maarten Thompson

File No. 82-2683

Wolters Kluwer

RECEIVED
2007 JUN 19 A 3:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# PRESS RELEASE


**Contact:**

Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com


**Wolters Kluwer Completes Sale of Education to Bridgepoint**
***Divestment strengthens Wolters Kluwer strategy to accelerate profitable growth***

**Amsterdam (June 15, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announced the completion of the sale of its Education division to Bridgepoint Capital Limited. Regulatory approvals were received, and customary closing conditions have been met.**

Wolters Kluwer announced in March that it had reached an agreement with Bridgepoint to sell the Education activities for €774 million. The agreement was subject to regulatory approval, which was obtained on May 31, 2007. The divestment follows the September 2006 announcement on Wolters Kluwer's long-term strategy to accelerate growth and the review of strategic alternatives for the Education division.

As previously announced, Wolters Kluwer intends to return approximately €475 million of the net proceeds of the sale to shareholders through a share buy-back program, and will use the remainder to reduce debt and to fund investments which support the company's strategy to accelerate profitable growth.

The Education activities comprise primary, secondary, and vocational education in seven European countries - the Netherlands (Wolters-Noordhoff), Sweden (Liber), the United Kingdom (Nelson Thornes), Germany (Bildungsverlag EINS and digital spirit), Belgium (Wolters Plantyn), Austria (Jugend & Volk), and Hungary (Műszaki Kiadó) - with 2006 revenues of €316 million and approximately 1,450 employees.

**About Wolters Kluwer**
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues of €3.7 billion (2006), employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Wolters Kluwer



# PRESS RELEASE



| Contact: | Caroline Wouters | Kevin Entricken |
|---|---|---|
| | Vice President, | Vice President, |
| | Corporate Communications | Investor Relations |
| | Wolters Kluwer nv | Wolters Kluwer nv |
| | + 31 (0)20 6070 459 | + 31 (0)20 6070 407 |
| | press@wolterskluwer.com | ir@wolterskluwer.com |



**Wolters Kluwer Announces the Start of €475 Million Share Buy-back Program**

**Amsterdam (June 15, 2007) - Wolters Kluwer, a leading global information services and publishing company, today announces the start of the share buy-back program that was announced on March 26, 2007. Related to the divestment of its Education activities, Wolters Kluwer intends to return approximately €475 million of the net proceeds from the sale of the Education division to shareholders through this share buy-back program.**

On April 20, 2007, Wolters Kluwer's Annual General Meeting of Shareholders mandated the Executive Board of Wolters Kluwer to repurchase ordinary shares for a period of eighteen months. Given the share buy-back value of €475 million, the approximate number of ordinary shares to be repurchased under the share buy-back program is 20.8 million shares, calculated on the basis of the closing share price of June 14, 2007. The share buy-back commences June 18, 2007, and ends on December 31, 2007, unless prior to such date the aggregate value of shares acquired would exceed the €475 million; or if ten percent of the outstanding ordinary shares have been repurchased, including any ordinary shares already held by the company; or in the event of a corporate transaction regarding Wolters Kluwer.

The maximum consideration to be paid per ordinary share under the share buy-back program is the higher of the price of the last independent trade in Wolters Kluwer's shares and the highest current independent bid price on the trading venues where the purchase is carried out. Furthermore, this price will not exceed 110 percent of the closing price of the ordinary shares on the stock exchange of Euronext Amsterdam on the day preceding the day of purchase as shown in the Official Price List of Euronext Amsterdam. The repurchase price will be based on the daily VWAP (Volume Weighted Average Price) and the program will be in full compliance with the safe harbor trading and volume restrictions of the Market Abuse Directive. Wolters Kluwer will provide a weekly update on the progress of the share buy-back program to the market.

Wolters Kluwer's share buy-back program will be executed by ING Wholesale Banking, who shall make the trading decisions in relation to the share buy-back program of ordinary shares independently of, and without influence by, Wolters Kluwer with regard to the timing of the purchases. It is Wolters Kluwer's intention to cancel the greater part of the shares acquired through the share buy-back program, and to potentially use a smaller part of the shares acquired through the share buy-back program to cover its obligations to grant performance shares under the company's long term incentive plan.

**About Wolters Kluwer**
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services for professionals in the health, tax, accounting, corporate, financial services, legal and regulatory sectors. Wolters Kluwer has annual revenues (2006) of €3.7 billion, employs approximately 18,450 people worldwide, and maintains operations across Europe, North America, and Asia Pacific. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Its shares are quoted on the Euronext Amsterdam (WKL) and are included in the AEX and Euronext 100 indices. For more information, visit www.wolterskluwer.com.

Wolters Kluwer

*Forward-looking Statements*

*This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.*

END